Exhibit 99.(e)(1)

Minister’s Executive Summary

20 May 2010

Minister’s Executive Summary

Budget 2010 is part of a programme of considered, broad-based reform

Budget 2010 marks a new phase in the Government’s economic strategy.  Last year’s Budget was focused on getting New Zealand through the worst global crisis in living memory.  The Government’s economic management struck a balance between softening the impact of the recession, providing fiscal stimulus and maintaining control of the country’s finances.

This Budget is about our long-term objective of lifting New Zealand’s growth rate and New Zealanders’ living standards.  It is designed to strengthen the recovery, help New Zealand families get ahead and maintain sound government finances.

The key features of Budget 2010 are an improvement in the fiscal outlook through spending discipline and shifting resources to those areas that really matter, and an overhaul of the tax system that will better reward work and savings and make the system fairer.  The Budget continues the process of shifting the economy away from borrowing, consumption and Government spending and back towards saving, investing in productive areas and exporting.

Lifting the long-term performance of the economy

The Government’s focus is on accelerating the recovery and ensuring the economy expands in a sustainable way.  This requires addressing significant problems around the rate and composition of economic growth.

New Zealand’s trend growth rate has gradually declined over recent years.  The International Monetary Fund (IMF) recently estimated that New Zealand’s potential growth rate had halved over the past decade, falling to around 1.6% per year in 2009.  By contrast, the IMF assessment was that Australia’s rate had remained almost unchanged.

New Zealand entered recession before the Lehman collapse in late 2008 that sparked the global recession, and the economy had grown by less than 1% a year in the three years before that.  This was less than half our trading partner average, and less than one-third of Australia’s growth rate.  The economy is little bigger now than it was in 2005.

From mid-decade on, this growth was fuelled by a mix of rising household debt and ballooning government expenditure, which grew 50% in the five years to 2009.  Through this period New Zealand became less competitive and more exposed to external shocks.  Our net external debt position grew to $168 billion, over 90% of GDP.

This Budget addresses the root causes of these problems.  The Government is committed to the sustained improvements that will tilt our economy away from debt and consumption toward savings, investment and exports.  The six key drivers of stronger economic performance that we have identified — a better regulatory environment for business; skills and education; quality infrastructure; science, innovation and trade;  improved public sector performance; and tax — form a programme to address these imbalances.

Reform of the tax system

Tax reform is a centrepiece of this Budget.  The Government’s objectives are to encourage savings and productive investment, to ensure the tax system rewards effort, to make the tax system fairer and to attract and retain skilled people in New Zealand.

However, the Tax Working Group found that New Zealand’s tax system risked becoming unsustainable and relied too heavily on those taxes most harmful to growth such as corporate and personal income taxes.  It also lacked integrity and fairness.  The Working Group found compelling evidence of widespread avoidance, mostly through taxpayers exploiting differing tax rates.  In addition, sectors with low effective tax rates, notably property, have expanded at the expense of the rest of the economy.

The Government set two criteria for tax reform.

The first was that the package both needed to be fair and to be seen to be fair.  This is the only way to make worthwhile tax changes permanent and enduring.  The package addresses some of the more obvious anomalies in the current system.  It is also broadly neutral in terms of its impact on the income distribution.  While higher income earners pay more tax and therefore receive larger personal income tax reductions, these groups also bear the impact of most of the tax base broadening.  All household income groups will receive on average around a 0.5% to 1% increase in their real disposable income.

Given the Government’s commitment to strong finances and delivering public services, the package is also broadly fiscally neutral.  With public debt forecast to increase in the short term, it would be irresponsible to saddle the next generation with further debt to pay for tax cuts now.

This Budget introduces a package of tax reform that will improve incentives to save, work and invest in a way that is fair and fiscally neutral.  It is based around a shift towards lower and more uniform rates of income tax, more indirect taxation and broadening of existing tax bases.  This represents the most thorough and beneficial overhaul of the tax system in 25 years.

Better delivery of public services

Public services and Crown companies make up around a third of economic activity in New Zealand each year.  A more efficient public sector will deliver better-quality services, while reducing fiscal and tax pressures on the rest of the economy.

Traditionally, budgets have concentrated on new spending initiatives, rather than how well existing resources are being used.   In this Budget the Government determined that it would focus on those few high-priority areas that really mattered.  Three-quarters of the $1.1 billion operating allowance, around $800 million, has been allocated to improving health and education services and lifting science and innovation.  Most agencies will see no additional funding for several years.

In Budget 2010, the Government told chief executives to look harder at existing programmes, and at how to deliver higher-quality services more efficiently.  As a result, $1.8 billion over four years has been freed up to redirect into higher priority areas, including within health and education spending.

Budget 2010 also invests in the infrastructure needed for long-term growth and high-quality public services.  Public assets are forecast to increase in value by $32 billion over the next four years.  We are instituting higher standards of governance, planning and commercial discipline to ensure we get the best value out of these assets.

Maintaining firm control of the government finances

The fiscal outlook has improved since last year, due to the economy growing again.  By sticking to the fiscal strategy laid out in that Budget, we now expect to return to surplus in 2015/16.  This means that net debt will peak at 27.4% of GDP in 2014/15.  Any favourable surprises, such as those that stem from faster growth, will be used for faster deficit reduction.

The projections show that public debt meets the long-term debt objective of 20% of GDP in 2021/22.  This would be a substantial achievement given the size of the shock we have endured.

Conclusion

This Budget is about strengthening the recovery, helping New Zealand families get ahead and maintaining sound finances.  It makes the tax system fairer, lifts income levels and addresses long-standing economic weaknesses.  It continues this Government’s focus on getting long-term, sustainable growth and shifting the economy away from borrowing, consumption and government spending and back towards saving, investing in productive areas and exporting.

Bill English

Minister of Finance

Economic and Fiscal Data at a Glance

Economic data

March years	2010	2011	2012	2013	2014
Real GDP growth (annual average % change)	-0.3	3.2	3.1	2.9	3.0
Inflation (annual % change March quarter)	2.2	5.9	2.4	2.4	2.4
90-day interest rate (March quarter)	2.7	4.3	5.2	5.4	5.7
Unemployment rate (March quarter)	7.1	6.2	5.5	5.1	4.6

Fiscal data

June years	2010	2011	2012	2013	2014
Core Crown expenses ($b)	64.8	70.7	71.5	74.2	77.0
Core Crown revenue ($b)	56.4	60.3	64.5	68.5	72.9
Operating balance before gains and losses ($b)	-6.9	-8.6	-5.4	-4.4	-3.0
Operating balance before gains and losses (% of GDP)	-3.7	-4.2	-2.5	-1.9	-1.3
Net debt ($b)	26.6	40.0	49.6	57.1	63.0
Net debt (% of GDP)	14.1	19.6	23.0	25.3	26.5
Gross Sovereign Issued Debt ($b)	53.8	67.0	69.7	71.6	77.8
Gross Sovereign Issued Debt (% of GDP)	28.4	32.8	32.3	31.7	32.7

Lifting the Long-term Performance of the Economy

New Zealand’s economic growth rate in recent years has been poor.  Our economy had already slowed noticeably prior to the global shock impacting (Figure 1).

Figure 1 — Trend growth

Sources:  Hall and McDermott (2009), Statistics New Zealand, The Treasury

Getting back to strong growth is the only way to deliver the incomes and opportunities that New Zealanders aspire to.

Through the mid-2000s, a range of factors acted to constrain growth.  An overheated domestic economy, fuelled by increasing government expenditure, gradually increased pressure on available resources and resulted in persistently high inflation in the non-tradable sector.  Monetary policy tightened during this period, with higher interest rates encouraging the New Zealand dollar to appreciate.

Domestic demand was partially funded from high rates of borrowing, with household and agriculture debt rising sharply over much of the 2000s.  This rise was more than matched by increasing house and farm prices, so that net wealth increased.  However, house and farm prices rose well above fundamental determinants, such as income and farm returns.

A fall in national saving, led by households, contributed to a rise in the current account deficit to 8% of GDP on average from 2004 to 2008, before it fell during the recession.  The savings of foreigners were increasingly used to finance these deficits, so that our net external debt position grew to $168 billion, over 90% of GDP.

Growth in the previous decade was unbalanced

Figure 2 — Tradables and non-tradables output

Source:  The Treasury

As well as growth being weak, the years leading up to recession featured a divergence between different sectors.  Output from exporters and those that directly compete with imports, often termed the tradable part of the economy, has not grown since 2005 and is currently around 2002 levels.  This includes sectors such as agriculture, horticulture, mining and resources, forestry, fishing, food manufacturing and tourism, all areas where New Zealand should be benefiting from its natural advantages.

In contrast, non-tradable industries such as construction, retail and government administration grew strongly.  This divergence was a drag on productivity growth.

As the world recovers, New Zealand has an opportunity to get ahead of the game

In a decade of record global growth, New Zealand actually became less competitive.  This represents a huge missed opportunity for the country.  Treating the underlying causes will require sustained, incremental improvements in a wide range of areas.

This Government has embarked on a programme of considered, broad-based reform.  This will feature few “big-bang” initiatives.  It will consist of driving practical, solid improvements year after year.

That is why this Government is pursuing a medium-term growth agenda based around six key drivers of stronger economic performance: a better regulatory environment for business; skills and education; quality infrastructure; science, innovation and trade; improved public sector performance; and tax.  A snapshot of progress across these six drivers is set out in Figure 3 below.

Figure 3 — Six drivers of stronger economic performance: a snapshot of progress

Reform of the Tax System

The overall objectives of Budget 2010 tax reform are to:

•             lift economic growth by improving incentives to work, save and invest,

•             improve the fairness, coherence and integrity of the tax system by reducing opportunities to avoid tax (and/or unduly gain access to social assistance), and

•             have a tax system that supports New Zealand’s competitiveness globally in a sustainable manner.

A fair and efficient tax system is one of the Government’s six key drivers of economic growth.  The Government agrees with the Tax Working Group that shifting the tax burden to less mobile and less growth-damaging bases, reducing income tax rates and removing tax preferences is necessary to create a fairer, more sustainable tax system that is less damaging to growth.

Taxes are pervasive and they affect a myriad of business and personal decisions.  New Zealand needs a tax system that helps us shift away from borrowing and consumption towards saving and productive investment.

Personal taxes affect incentives to work and to up-skill.  They also affect people’s decisions to stay and work in New Zealand or to work abroad, and the incentives for skilled foreigners to come to New Zealand.  Around 17% of skilled New Zealanders now live abroad, the third highest percentage in the OECD.  Given our highly mobile and skilled labour force, reducing personal tax rates is important for growth.  A more competitive tax structure will help New Zealand to maintain its tax base; enhance our skills, knowledge bases and productivity potential; and so improve our living standards.

The cornerstone of the tax reform package is a $4.5 billion per annum reduction in income tax rates, funded by an increase in GST and income tax base-broadening and integrity measures.  This is expected to increase the growth potential of the New Zealand economy by improving the overall efficiency of the tax system.

From 1 October 2010, all personal income tax rates will decrease.  The new tax rates will be:

•             10.5% on income to $14,000 (down from 12.5%)

•             17.5% on income between $14,001 and $48,000 (down from 21%)

•             30% on income between $48,001 and $70,000 (down from 33%), and

•             33% on income over $70,000 (down from 38%).

The rate of GST will rise to 15% at the same time.

The Government has made it clear that it would not increase the rate of GST unless it would benefit the New Zealand economy in the long term and unless it saw the vast bulk of New Zealanders better off.  The reductions in income tax rates more than compensate earners at all levels of taxable income for the increase in GST.  For 250,000 workers earning around or just below the average income, namely between $40,000 and $48,000, their top income tax rate will have almost halved in 18 months, dropping from 33% down to 17.5%.

The tax reform package also contains measures to compensate vulnerable individuals for the increase in the rate of GST.  Recipients of New Zealand Superannuation, Veterans Pensions, main working age benefits, Student Allowances, some Working for Families tax credits (WFF), some Government Superannuation and National Provident Fund payments, and some of the main supplementary benefits, will receive additional financial support.

How the tax package affects people…

The tax changes will affect different people in different ways, depending on their source of income, how much they earn and how they spend their money.  Some examples are included below:

A married couple both work.  They jointly earn around the average household wage of $76,000 - one earning $50,000 a year and the other earning $26,000.  They have two children under the age of 13 and also receive Working for Families.  The family pays $300 a week in mortgage repayments which do not incur GST. Under Budget 2010 changes, they get a household tax cut of $45.85 a week and pay an extra $21.14 in GST to buy the same goods and services as before.  Overall they are $24.71 a week, or $1,284.92 a year, better off.

A retired couple receive New Zealand Superannuation.  They own their own home.  Under Budget 2010 changes, they get a tax cut of $11.52 a week, plus an additional $10.12 increase in their NZ Super and pay $10.87 extra in GST to buy the same goods and services as before.  Overall they are $10.77 a week, or $560.04 a year, better off.

A single person earns $50,000 a year — about the average full-time wage.  He pays $120 a week rent towards the flat he lives in and is saving $50 a week towards a deposit on his first home.  Under Budget 2010 changes, he gets a tax cut of $29.42 and pays $13.51 more in GST to buy the same goods and services as before.  Overall he is $15.91 a week, or $827.32 a year, better off.

A high-income couple each earn $150,000 a year and have investment properties.  They now own ten properties with a combined market value of about $6.5 million.  Rents of these properties provide a return of $769.23 a week over and above interest and maintenance costs.  They do not currently pay any tax on this additional income, as they are able to claim the same amount in depreciation.  Under Budget 2010 changes, they get a combined personal tax cut of $235.76 a week.  But because they can no longer claim depreciation on their houses, their tax increases by $253.84 a week.  In addition they pay $89.39 more each week in GST if they continue to spend all of their after-tax income.  Overall they are $107.47 a week, or $5,588.44 a year worse off.

Full details of the tax package can be found at www.taxguide.govt.nz

Examples assume that income after tax, housing costs and savings are spent on goods and services that attract GST, and that retailers increase prices for the full GST rise.

Economies are increasingly open, taxes influence global investment decisions and statutory company tax rates have been declining globally.  Therefore the company tax rate will be reduced from 30% to 28% from the 2011/12 income year.  A reduced company tax rate will make it more attractive for businesses to locate and invest in New Zealand and reduce incentives for multinational firms to stream profits away from New Zealand.

The tax rate for a number of other savings vehicles, including the top tax rate for portfolio investment entities (PIEs), superannuation funds, unit trusts, group investment funds and life insurance policyholder income, is currently aligned with the company tax rate.  That approach will continue with the tax rate for affected savings vehicles also reducing to 28%.  This will further increase incentives to save.

The tax rate for trustee income is unchanged, so as to align with the new top tax rate of 33%.  This improves coherence and integrity.  In particular, non-aligned rates provide opportunities for high income earners to shelter their income in trusts.

There are also widespread concerns about some households structuring their affairs to increase their eligibility for social assistance programmes (such as WFF).   This is unfair.  As an initial step, from 1 April 2011 investment losses will be added back to taxable income for the purpose of determining eligibility for Working for Families assistance. Further changes, covering areas such as distributions from trusts and income from cash PIEs, will follow after the Budget.  Officials will release a paper setting out the issues and proposed solutions later this year for implementation from 1 April 2011.

The current tax system is not neutral with respect to investment decisions.  The Budget introduces a range of measures that broaden existing tax bases and make effective tax rates more uniform across sectors.  The existing 20% depreciation loading is explicitly designed to skew depreciation tax rates away from economic rates. This will be revoked for new assets.  It is also clear that not all buildings actually depreciate.  Depreciation rates for buildings with expected lives of 50 years or more will be set to zero to reflect this.

The thin capitalisation “safe harbour” threshold for inward investment will reduce to 60%.  This is to buttress the internationally recognised principle that income should be taxed in the jurisdiction where it is generated (in this case New Zealand).

Table 1 — Fiscal impact of the tax changes

	Increase (decrease) in operating balance
$ million (rounded to nearest $5m)	2010/11	2011/12	2012/13	2013/14	4-yr total
Personal tax rate cuts	(2,455)	(3,685)	(3,935)	(4,255)	(14,330)
Compensation for GST rate increase	(420)	(585)	(610)	(620)	(2,235)
Company tax cut to 28%	(20)	(340)	(450)	(305)	(1,115)
PIEs & savings vehicles capped at 28%	(15)	(40)	(55)	(60)	(170)
Administration associated with tax package	(10)	—	—	—	(10)
Sub-total of negative impacts on the operating balance	(2,920)	(4,650)	(5,050)	(5,240)	(17,860)
GST rate increase	2,040	2,840	2,985	3,160	11,025
Non-compensatory Working for Families changes	5	40	75	65	185
Depreciation measures	140	935	1,000	1,045	3,120
LAQC changes	—	70	65	55	190
Thin capitalisation 60% threshold	—	200	200	200	600
GST base changes	15	60	60	60	195
Tobacco excise rate increases	135	180	210	190	715
Increased audit and compliance activity (net revenue)	120	210	210	205	745
Sub-total of positive impacts on the operating balance	2,455	4,535	4,805	4,980	16,775
Sub-total of estimated static impact	(465)	(115)	(245)	(260)	(1,085)
Adjustment for macroeconomic effects	5	25	205	435	670
Total impact on operating balance	(460)	(90)	(40)	175	(415)

Impact of tax changes on households

While higher income earners receive larger income tax reductions, they also bear the impact of most of the tax base broadening.  The following shows one way of estimating the impact of the reforms on households at different income levels.  The net gains from the tax changes are distributed approximately proportionally across household income groups.

Figure 4 — Estimated impact of tax changes as % of the average disposable household income

*            Indicates that because part of the impact of these measures is on companies, this impact has been partially allocated offshore and partially through dividend distribution data to households

Where possible, the static fiscal impacts for the 2011/12 year have been allocated to three household income bands, each of approximately 550,000 households.  The allocation uses available data on household income, and asset holdings.  Where the primary impact of a tax measure is on companies or trusts, the allocation to households reflects current dividend payment patterns.  Some of the impact of the tax package (eg, changes to thin capitalisation rules and some proportion of the changes to the company tax rate and depreciation rules) has been allocated to non-residents and so is not shown here.  The allocation to non-residents affects the total amount allocated among residents but does not change the relative distribution between households at different income levels.

The allocations are based on Household Economic Survey and Survey of Family, Income and Employment data sourced from Statistics New Zealand.

Better Delivery of Public Services

This Government is committed to meeting New Zealanders’ expectations of modern public services, while at the same time recognising the ongoing pressures on taxpayers.

This Government has delivered within the budget commitments made to taxpayers.  Figure 5 shows Budget operating initiatives in recent Budgets, and excludes revenue initiatives such as the Budget 2008 tax cuts.  New spending allowances between 2003 and 2008 tended to be large relative to the size of the economy, and even then were repeatedly exceeded.  This resulted in the large increase in government spending which has placed great strains on the economy.

Figure 5 — Stated allowance versus Budget operating initiatives 2003 to 2010

Source:  The Treasury

The Government is focusing new spending on a few areas of greatest need.  In Budget 2010, three-quarters of the $1.1 billion operating allowance, around $800 million, has been allocated to improving health and education services and lifting science and innovation.

As well as a focus on delivering good value from new spending, we also want to drive increased value from the $70 billion of existing spending.  As in Budget 2009, we told public sector chief executives to look harder at existing programmes, and think harder about how to deliver high-quality services more efficiently.  This change in culture was demonstrated by only 30 requests for new operating funding being submitted in Budget 2010, as opposed to 714 budget bids in 2008.  This focus on getting more from existing baselines has also resulted in $1.8 billion being freed up over the next four years for priority areas, including within health and education spending.

Figure 6 shows how reprioritisation in Budgets 2009 and 2010, over the comparable years 2010/11 to 2013/14, has allowed the Government to deliver significantly more in priority areas than would be possible with the budget allowances alone.

Figure 6 — Reprioritised and new spending in Budgets 2009 and 2010

Source:  The Treasury

The Government will continue to support this drive to get better public services across a number of fronts.  This will include reducing the cost and improving the efficiency and quality of back office functions such as human resources, finance, ICT and procurement through the Better Administrative and Support Services programme.  We will encourage agencies to use performance tools such as the Performance Improvement Framework to improve their own capability and for external assessment.  We will be encouraging agencies to look hard at how they carry out their business — including opportunities to contract out where that makes sense, using contestable processes to compare prices and looking hard at the capital they use.  These initiatives form part of a long-term strategy to improve the performance of the State sector.

Budget 2010 continues the Government’s focus on improving front-line services

New funding has largely been prioritised to health and education services.  This includes:

•             $2.1 billion in health funding, including $1.4 billion over four years to DHBs to fund demographic and price pressures

•             $1.6 billion for education over four years.  This will fund a 4% increase in operational funding for schools in 2010/11.  It also includes $349 million for school property, and

•             $321 million over four years for a range of science and R&D initiatives, lifting total spending to $750 million a year.

In addition, reprioritisation has allowed significant initiatives to proceed across the public sector.  This has happened across the board.  For example, reprioritising tertiary education has allowed 765 additional places to be funded at universities, together with 455 extra places at institutes of technology and polytechnics.  It would have been difficult to fund these from within the limited new spending allowance.

Table 2 shows increases in spending by functional category.  The net new operating spending allocated over the period, once $1.8 billion in reprioritised funding is accounted for, is $4.4 billion, equal to four years’ worth of the new operating allowance of $1.1 billion.

Table 2 — New operating initiatives by functional class

$ million, June years	2009/10	2010/11	2011/12	2012/13	2013/14	Total
Economic Development	2	74	55	37	35	203
Education	11	194	311	327	339	1,181
Government Administration	18	94	67	62	61	303
Health	18	508	487	478	478	1,939
Infrastructure	2	—	—	—	—	2
Law and Order	32	151	122	106	105	516
Research, Science and Technology	—	40	64	80	83	268
Social Services	(8)	99	90	97	111	389
Contingency	—	314	410	370	334	1,428
Gross Budget 2010 Initiatives	75	1,474	1,606	1,557	1,546	6,226
Reprioritisation of Baselines	(194)	(249)	(482)	(456)	(446)	(1,826)
Net Budget 2010 Initiatives	(119)	1,225	1,124	1,101	1,100	4,400

Note:         Reprioritisation of Baselines includes an operating to capital swap, technical adjustments for a small number of items and transfers of funding between different Votes.

The Shape of the Crown’s Balance Sheet Matters for Managing Future Demands

Better fiscal management also requires taking a more comprehensive approach to managing the Crown balance sheet.  Adopting this approach across the whole of government means we are looking at all of the Government’s assets and liabilities — a net stock of around $100 billion — to ensure our investments and risks are managed effectively.

Figure 7 — Changes in assets over the forecast period

Source:  The Treasury

The shape of the balance sheet will alter over time depending on government decisions on how much to invest, where to allocate capital and returns from commercial exposures.  The major changes in the forecast period reflect the Government’s focus on infrastructure, together with retained earnings within the commercial operations.

Over the forecast period, assets are forecast to increase in value by $32 billion (about 15%).  About $11 billion of this is in social assets, largely in roads; $16 billion in commercial assets, mainly in electricity generation and transmission; and about $5 billion in financial assets.

Decisions about how to utilise Crown capital need to be well considered.   As with all spending, it is current or future taxpayers who bear the cost. Most investment over the next few years is largely expected to be debt funded, imposing an interest cost on taxpayers.  Others, such as electricity transmission, are ultimately funded by consumers.  In either case it is essential that the Government ensure that capital is both efficiently allocated and well managed.  For example, a 5% improvement in capital efficiency across the entire balance sheet would fund the Government’s new capital allowance for nearly a decade.

Budget 2010 focuses capital spending on the drivers of economic performance

New capital investment in Budget 2010 continues to be prioritised to the Government’s policy drivers of productive infrastructure and better delivery of public services.  Major infrastructure investments funded by new capital in Budget 2010 are set out in Table 3.

Table 3 — New funding for major capital projects

Investment in productive infrastructure	Better delivery of public services

•   $500 million for the electrification of Auckland commuter rail

•   $250 million for service improvements by KiwiRail, and

•   $200 million for the roll out of a nationwide, ultra-fast Broadband network (in addition to the $200 million provided in Budget 2009).

•   $190 million for new schools, school property improvement and maintenance, and faster Broadband in schools, and

•   $82 million for improved information technology solutions for border control and archiving.

Table 4 shows increases in capital spending by functional category.  As can be seen, the net new spending matches the capital allowance of $1.45 billion.

Table 4 — New capital initiatives by functional class

$ million, June years	2009/10	2010/11	2011/12	2012/13	2013/14	Total
Economic Development	—	38	38	5	1	81
Education	—	206	61	59	71	397
Government Administration	7	112	(34)	—	10	96
Health	4	4	105	30	3	146
Infrastructure	3	491	57	189	217	957
Law and Order	—	14	1	3	—	18
Research, Science and Technology	—	—	—	—	—	—
Social Services	—	21	—	2	3	26
Reprioritisation of Baselines	(75)	(266)	(125)	(121)	(130)	(718)
Contingency	—	185	94	86	83	447
Total Budget 2010 Initiatives	(61)	805	196	253	258	1,450

Note:         Reprioritisation of Baselines includes an operating to capital swap and technical adjustments for a small number of items which are offset by separate revenue streams or where savings can only be partially utilised.

Finding new and innovative ways to deliver services

Funding has been set aside for the Corrections service to increase prison capacity.  This may be delivered via a Public Private Partnership, though that will happen only if the whole-of-life cost is materially lower and the service demonstrably better than the conventional procurement alternative.

These types of procurement arrangements are well established, with a long track record of success in many Western nations, including every state in Australia.  Better service delivery presents the Government with options about where the capital saved can be better deployed in public use.

Reduction in future capital allowances to fund Weathertight Homes solution

The Government is considering a new approach to resolving weathertight homes issues in discussion with territorial local authorities.  The Government considers it prudent to set aside a contribution as it expects the solution to involve a Crown contribution.  This contribution would need to be managed within the prudent fiscal strategy.  As such, we have indicatively reduced the next four years’ capital allowances in order to reflect a partial source of funding for any contribution.

Figure 8 — Future capital allowances

Source:  The Treasury

The effect of this decision is to reduce the Budget 2011 and Budget 2012 allowances from $1.45 billion to $1.39 billion; and the Budget 2013 and Budget 2014 allowances from $1.65 billion to $1.39 billion (Figure 8).

Maintaining Firm Control of the Government’s Finances

The short-term aim of the fiscal strategy is to return to surplus as quickly as is practical.

The fiscal outlook is improving, thanks in part to the positive impact of Budget 2009 decisions to restrain the rate of growth of government spending.

Figure 9 shows how, from the situation of explosive debt levels which the Government faced in late 2008, net debt is now forecast to peak at 27% of GDP in 2014/15, falling to 14% of GDP at the end of the projection period in 2023/24.

Figure 9 — Net debt

GDP figures include historical revisions made by Statistics New Zealand in December 2009.  Previous projections have been adjusted for these, to ensure comparability across years.

Source:  The Treasury

However, deficits are still forecast until 2015/16. It was sensible during the crisis for the Government to absorb some of the impact of the shock and protect New Zealanders from the hardest edges of recession. But with the crisis receding and the economy growing again, now is the time to start bringing the accounts back into surplus.

Current projections show that it will require a further decade of disciplined fiscal management to deal with the effects of the global financial crisis and the huge lift in Government spending during the boom years leading up to that crisis.

Reducing debt to more prudent levels is important for a range of reasons.  It reduces vulnerability to future shocks, limits the increase in finance costs, and provides future Governments with more fiscal options.

Low government debt is particularly important for New Zealand in light of the country’s high net foreign liabilities (see Figure 10).  We have seen increasing concern about public debt in recent times, and a number of countries around the world are having to consider or enact painful cuts to public services or increase taxes as a result of unsustainable debt levels.

Figure 10 — Net international investment position (Q2, 2009)

Sources:  Statistics New Zealand, IMF, Ministry of Finance Japan, The Treasury

New Zealand has one of the highest net external debt positions in the world — reflecting a combination of household, business and government debt. Low government debt before the crisis had been one of the offsetting considerations to both international investors and rating agencies when they were assessing the country’s riskiness. This cannot be taken for granted.  The Government is committed to continuing maintaining New Zealand’s creditworthiness and limiting the cost of credit to domestic borrowers.

Responsible government spending is a key tool in containing the long term debt outlook. The 2009 Fiscal Strategy Report (FSR) set the new operating allowances at a maximum of $1.1 billion (growing by 2% per year from 2011/12) in order to attain the long-term net debt objective. Budget 2010 has remained within this allowance.  The 2010 FSR reiterates the Government’s ongoing commitment to this allowance in future Budgets.

Expenditure growth in 2010/11

Table 5 analyses growth in core Crown operating expenses over the forecast period. Forecast expenditure of $70.7 billion in 2010/11 represents a substantial lift from the previous year.

This is because the new spending allowance does not cover all expenditure.  Demand-driven items, such as benefit and New Zealand Superannuation payments and finance costs, are not subject to the spending allowance.

This is apparent in Table 5.  In 2010/11 core Crown expenditure will increase by $5.9 billion.  The new spending allowance, the composition of which was detailed in Table 2, is only one component of this.  In 2010/11 items outside the new spending allowance make up the majority of the spending increase.

Table 5 — Changes in core Crown operating expenses

$ billion, June years	2011	2012	2013	2014
Core Crown expenses (year ended 30 June 2010)	64.791	64.791	64.791	64.791
Impact of Budget 2010 decisions	1.212	1.124	1.101	1.100
Forecast new spending for Budget 2011	—	1.122	1.122	1.122
Forecast new spending for Budget 2012	—	—	1.146	1.146
Forecast new spending for Budget 2013	—	—	—	1.167
Contingency for weathertight homes	—	0.060	0.195	0.395
Impact of tax package on expenses	0.179	0.104	0.080	0.096
New Zealand Superannuation payments(1)	0.493	1.053	1.455	1.897
Other benefit payments(1)	0.506	0.592	0.902	1.087
Emissions Trading Scheme	0.907	0.275	0.581	0.727
Finance costs	0.866	1.469	1.959	2.181
Other changes	1.697	0.874	0.892	1.340
Total changes	5.860	6.673	9.433	12.258
Core Crown expenses	70.651	71.464	74.224	77.049

(1)          Excludes the impact from the tax package